

Mail Stop 4631

March 16, 2010

By U.S. Mail

G. Gary Yetman
President and Chief Executive Officer
Coleman Cable, Inc.
1530 Shields Drive
Waukegan, IL 60085

Re: Coleman Cable, Inc.
Post-Effective Amendment No. 5 to Form S-1 on
Registration Statement on Form S-3
Filed March 4, 2010
File No. 333-138750

Dear Mr. Yetman:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that your prospectus appears to have been in use for more than nine months after the September 13, 2007 effective date of the second post-effective amendment to the registration statement. We further note that the audited financial statements contained therein, which are as of and for the fiscal year ended December 31, 2006, are older than 16 months and that you have not subsequently updated the audited financial statements in the prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended, by filing a post-effective amendment to the registration statement. Please advise us as to

whether any offers or sales were made pursuant to the prospectus during the period in which the financial statements were not current. Please refer to Section 10(a)(3) of the Securities Act and Question 113.01 of our Securities Act Forms Compliance and Disclosure Interpretations, which are available on our website.

2.   We note you are incorporating by reference into your prospectus your annual report on Form 10-K for the fiscal year ended December 31, 2009, which you filed on March 4, 2010. We further note that Part III of that annual report incorporates by reference portions of your proxy statement for your 2010 annual meeting of stockholders to be held on April 30, 2010 and that you have not yet filed that proxy statement. Please note that we will not entertain a request to accelerate the effective date of the post-effective amendment to the registration statement until you have filed a proxy statement containing the aforementioned Part III information.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Dieter King, staff attorney, at (202) 551-3338 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: James Junewicz, Esq. (Via Facsimile 312-558-5700)